

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2020

James Nathanielsz
Chief Executive Officer
Propanc Biopharma, Inc.
6 Butler Street, Camberwell
VIC, 3124 Australia

> **Re: Propanc Biopharma, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed July 2, 2020**
> **File No. 000-54878**

Dear Mr. Nathanielsz:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. We note that in response to our prior comment 1 you state that the company will continue to be authorized to issue a total of 1 billion shares of common stock. However, we also note that Exhibit A states that the company will be authorized to issue 10 billion shares of common stock. We also note that your current certificate of incorporation, as amended on June 11, 2019 and filed with a Form 8-K on June 21, 2019, states that the number of authorized shares of common stock is 100 million. Please clarify your disclosures throughout your information statement, including Exhibit A, as necessary.

You may contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any questions

Sincerely,

Division of Corporation Finance
Office of Life Sciences